Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Tel: 202.739.3000

Fax: 202.739.3001

www.morganlewis.com

March 16, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	U.S. One Trust (File Nos. 333-160877 and 811-22320)

Ladies and Gentlemen:

On behalf of our client, U.S. One Trust (the “Trust”), we are filing, pursuant to the Securities Exchange Act of 1934 and the Investment Company Act of 1940, a preliminary copy of a proxy statement on Schedule 14A, a notice of special meeting of shareholders (the “Special Meeting”) of the One Fund® (the “Fund”), and a form of proxy card (the “Proxy Materials”) as they relate to the Special Meeting scheduled to be held on April 27, 2011.

The Special Meeting is being called for the purpose of (i) electing six (6) trustees to the Board of Trustees of the Trust, and (ii) transacting such other business as may properly come before the Special Meeting or any adjournment thereof.

Please direct any questions or comments you may have to my attention at the address listed above or, alternatively, you can call me at 202.739.5391.

Sincerely,

/s/ Kathleen Long
Kathleen Long